Offering Statement for Beyond Wellness Inc.

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

Beyond Wellness Inc.

23046 Avenida de la Carlota
Suite 600
Laguna Hills, CA 92653

Eligibility

2. The following are true for Beyond Wellness Inc.:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Name
Karen Parmenter

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/11/2021	Present	Beyond Wellness Inc.	President and CEO
04/01/2019	Present	COC Consulting	Owner/CEO
06/27/2015	Present	Recovery Aligned	Owner

Short Bio: Karen Parmenter is a licensed marriage and family therapist. She was the clinical director of a crisis residential center in Orange County operated by Telecare, a major behavioral health company. After leaving Telecare, she developed a program to help high acuity clients maintain an at home lifestyle while still receiving near crisis level care. Recently, she has incorporated DNA analysis of specific mental health markers, as well as drug responses, to determine which medications will work best for treating different behavioral disorders. Karen is an avid fitness enthusiast and has used DNA analysis in developing her fitness routines and diet. She earned her bachelor's in psychology from University of Arizona and her master's in clinical psychology from Pepperdine University. She is licensed in both Nevada and California.

Name
Dutch Deol

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/12/2021	Present	Beyond Wellness Inc.	COO
02/01/2021	Present	Legrand, North America	Optics Program Manager
03/01/2020	01/01/2021	Approved Networks, Inc.	Chief of Staff
07/01/2016	02/01/2020	Approved Networks, Inc.	General Manager
06/01/2015	07/01/2019	US Critical	Senior Product Manager

Short Bio: Dutch Deol is an Optics Program Manager for the Data, Power and Control Division at Legrand France. Legrand France is a nine-billion-dollar publicly traded entity that sells everything from residential lighting controls to high end data networking products. Controlling all aspects of the global sales channel, Dutch is responsible for an eight-million-dollar Profit and Loss. Dutch rose to this position after two separate company acquisitions. During these acquisitions, Dutch served as Chief of Staff for Approved Networks and Champion One. As Chief of Staff, he gained valuable insight into the business unit as a whole. This experience influenced his CapEx and OpEx decisions, leading to more effective business spending and a boost in top line revenue and EBITDA. Dutch is passionate about helping companies achieve their maximum potential through intelligent and affective management level decisions. Work Experience: (https://www.linkedin.com/in/dutch-deol-3ba29988/)

Name
Harry Radie

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2021	Present	Beyond Wellness Inc.	Director of Investor Relations
07/01/2018	Present	Independent Consultant	Independent Consultant
07/01/2016	06/30/2018	Westpark Capital	Broker

Short Bio: Harry has served over 40 years as a licensed investment professional dealing with retail and institutional clients as a Broker and a Principal. His expertise spans all aspects of the securities markets, including IPOs, PIPES, Trading, Mergers and Acquisitions, and Investment Banking, with a primary focus on emerging markets. Since retiring in June 2018, Harry has acted as a consultant to several emerging companies and startups.

Name
Michael Manahan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/12/2021	Present	Beyond Wellness Inc.	CFO
06/01/2020	Present	Polk Foundation	Co-founder
09/01/2009	Present	Cal State Dominguez Hills	Lecturer in Finance and Accounting
01/01/2006	Present	Biz Rap Consulting	Part Time CFO/Consultant
07/01/2017	10/01/2019	BluTango Inc.	CFO

Short Bio: Michael Manahan is a financial strategist, consultant, and lecturer at California State Dominguez Hills. He served as chief financial officer for three publicly traded companies, has started and owned seven small businesses, and as an advisor has worked with more than 100 management teams. He is a graduate of the British Columbia Institute of Technology in Financial Management. Michael earned his MBA from Pepperdine University and his CPA (non-active) in Canada. He also completed all course work for a Doctorate in Organizational Change at Pepperdine University (ABD). Michael's accomplishments include building accounting teams, preparing companies for audits and sale, leading due diligence on acquisitions and investments, raising capital, coaching CEOs and CFOs, creating projections and pitch decks, driving down costs and improving efficiency. Work Experience: (https://www.linkedin.com/in/michael-manahan-28857b3/)

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Allyson Enterprises Inc

Securities:	2,000,000
Class:	Common Stock
Voting Power:	47.6%

JKKP Properties LLC

Securities:	2,000,000
Class:	Common Stock
Voting Power:	47.6%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Beyond Wellness Inc, a Nevada corporation was incorporated on February 11, 2021, for the purpose of acquiring Beyond Wellness LLC. The acquisition was completed on March 31, 2021. As part of that acquisition, Beyond Wellness Inc. acquired the tradename Beyond Wellness, websites, inventory, prepaid expenses, and business know-how. The audited Financial Statements of Beyond Wellness LLC are provided herewith. See Related Party Transactions. Beyond Wellness (https://www.beyondwellness.io/) is a company that provides DNA testing, analysis, and reporting. Harnessing the power of next-generation DNA sequencing, medical advances, machine learning, and precision medicine, we plan to provide consumers with continually updated information that can assist medical professionals in the detection, diagnosis, and treatment of various diseases, disorders, and conditions. All disease is in some way genetic. From degenerative disorders to allergic reactions, colds to cancer, in some way your DNA is responsible. Our goal is to provide consumers with up-to-the-minute information they can use to enhance their personal health and wellbeing. We plan to offer affordable direct-to-consumer DNA testing, analysis, and reporting through a subscription service. After a single DNA test, multiomics technology will allow us to take a comprehensive look into a person's overall health. Going beyond the genome, we plan to integrate data from billions of biological factors. These factors can be used to mimic the effect a disease will have on a particular person and allow us to provide personalized reporting for individualized care. Consumers' data will be anonymized and stored in a safe, easily accessible portal. Data can then be used to create reports detailing personal DNA makeup, disease predispositions, recommended drug protocols, and immunological information. We anticipate our advanced technology will continually update users' digital DNA profiles with discoveries from the scientific world. Without ever needing to test again, consumers will be offered the chance to create additional reports and/or recommendations based on new relationships between specific DNA markers, diseases, and drug protocols. DNA testing is at the forefront of the next revolution in healthcare and medicine. With the information we plan to provide, consumers should be able to advocate for themselves and engage with their medical practitioners in planning preventative treatment programs. DNA testing could reduce the "guesswork" in healthcare, decrease costs, and increase the likelihood a treatment or program will benefit the patient. Two of the major concerns surrounding DNA testing are data privacy and security. For this reason, we are developing a safe and secure program that plans to ensure users' complete anonymity. Additionally, our labs will receive anonymous consumer information and all testing (and funding) will be USA-based. A further opportunity for our company exists as our database of DNA profiles grows. Recently, major pharmaceutical companies have shown a strong interest in using DNA datasets in the development of new drugs and therapies. Several significant financial transactions have already occurred between companies that possess those DNA datasets and pharmaceutical researchers. We believe that, over time, licensing access to our DNA datasets could generate large potential returns for our business. With current laboratory testing agreements in place, marketing plans to fuel growth, a leading team of experts and advisors well versed in DNA and genetics, and a management team with the qualifications and experience to operate a successful business, we are ready to go.

Beyond Wellness Inc. currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

7. Material factors that make an investment in Beyond Wellness Inc. speculative or risky:

   1. Limited Operating History We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must consider the risks that any new company encounters. We were incorporated under the laws of Nevada on February 11, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must consider the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges facing an early-stage company.

   2. Difficulties in Raising Capital We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future because of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently generates limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition, and results of operations.

   3. Management's Limited Experience Our management team has limited experience in the DNA testing business and has not managed a business with similar risks and challenges specific to our business. Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

   4. Issues Related to the Acquisition and Development of Human Capital For the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development and marketing activities, loss of customers and sales, and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

5. Competition The development and commercialization of our products is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

6. Reliance on Suppliers for DNA Testing We rely on other companies to provide DNA testing for DNA samples collected from our customers. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacturing of major components or subsystems for our products, or from whom we acquire such items, do not provide DNA testing which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular DNA test.

7. Reliance on Third Party Providers We depend on third-party service providers and outsource providers for a variety of services, and we outsource several of our non-core functions and operations. In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including product shortages. If outsourcing services are interrupted, or not performed, or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation, damage customer relationships, and adversely affect our business.

8. Reliance on Developing and Maintaining Productive Relationships with Suppliers As a reseller of DNA testing, our business depends on developing and maintaining close and productive relationships with our vendors. We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate testing capacity, labor disputes, transportation disruptions, or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We will suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

9. Business Affected by General Economic Conditions In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which

typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

10. Security Breaches Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. We collect and store sensitive data, including intellectual property, our proprietary business information, and that of our customers, and personally identifiable information of our customers, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure might be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information through information technology security systems. The expenses associated with protecting our information could reduce our operating margins.

11. Reliance of Directors, Officers and Key Employees The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. In particular, the Company is dependent on Michael Manahan, Karen Parmenter, and Dutch Deol who are Directors and/or officers of the Company. The Company has or intends to enter into employment agreements with Michael Manahan, Karen Parmenter, and Dutch Deol although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period. The loss of Michael Manahan, Karen Parmenter, and Dutch Deol or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

12. Reliance on Intellectual Property We rely on various intellectual property rights, including trademarks and licenses to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position, or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. To protect or enforce our patent rights, we may be

required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

13. Claim of Infringement on Others' Intellectual Property Rights From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to [the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses, and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

14. Lack of Insurance on Key Personnel Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Michael Manahan, Karen Parmenter, and Dutch Deol to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Michael Manahan, Karen Parmenter, and Dutch Deol die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

15. Miscalculation of Income Tax and other Government Fees We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

16. Inadequate Financial Controls We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

17. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

18. Changes in Employment Law Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

19. Risks from Pandemics We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

20. Government Healthcare Regulations Certain provisions of the Health Care Reform Law could affect us adversely. The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations. Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations. Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform

legislation could materially impact us. Certain provisions of the legislation will not be effective for several years, and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations. Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

21. Regulations over Confidentiality of Sensitive Personal Information State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

22. Failure to Obtain/Maintain Permits, Licenses and Government Approvals Products that we manufacture, source, distribute or market are required to comply with regulatory requirements. To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

23. Increased Enforcement from Regulatory Agencies The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies. Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies. Federal and State Laws Pertaining

to Healthcare Fraud and Abuse Could Adversely Affect Our Business. We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

24. Product Liability and Tort Claims The design, manufacture and marketing of the DNA tests we sell entail an inherent risk of product liability claims. Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are several factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products

25. We face significant competition from other DNA testing companies. We are aware of several companies that are working to develop DNA tests that would compete against our tests. Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in DNA testing. Our current and potential future competitors may also have significantly more experience commercializing DNA tests. Mergers and acquisitions in the DNA testing industry could result in even more resources being concentrated among a small number of our competitors. Competition may increase further because of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing, on an exclusive basis, testing capabilities that are more effective or less costly than our testing capabilities. The availability of our competitors' products could limit the demand, and the price we are able to charge, for any DNA test we sell. The inability to compete with existing or subsequently introduced DNA tests would have a material adverse impact on our business, financial condition and prospects. We could experience difficulties and delays in the manufacturing, distribution and sale of

our products.

26. Delays in Manufacturing, Distribution and Sale of Products We could experience difficulties and delays in the manufacturing, distribution and sale of our products. Our product supply and related patient access could be negatively impacted by, among other things: (i) product seizures or recalls or forced closings of manufacturing plants; (ii) disruption in supply chain continuity including from natural or man-made disasters at one of our facilities or at a critical supplier, as well as our failure or the failure of any of our suppliers to comply with Current Good Manufacturing Practices and other applicable regulations or quality assurance guidelines that could lead to manufacturing shutdowns, product shortages or delays in product manufacturing; (iii) manufacturing, quality assurance/quality control, supply problems or governmental approval delays; (iv) the failure of a sole source or single source supplier to provide us with the necessary raw materials, supplies or finished goods within a reasonable timeframe; (v) the failure of a third-party manufacturer to supply us with bulk active or finished product on time; (vi) construction or regulatory approval delays for new facilities or the expansion of existing facilities, including those intended to support future demand for our biologics products; (vii) the failure to meet new and emerging regulations requiring products to be tracked throughout the distribution channels using unique identifiers to verify their authenticity in the supply chain; and (viii) other manufacturing or distribution issues, including limits to manufacturing capacity due to regulatory requirements, and changes in the types of products produced, such as biologics, physical limitations or other business interruptions, any of which could have a negative effect on our business and results of operations.

27. Regulatory Required Changes to Product Labelling Product labeling changes for our marketed products could result in a negative impact on revenues. We or regulatory authorities may need to change the labeling for any product, including after a product has been marketed for several years. These changes are often the result of additional data from post-marketing studies, head-to-head trials, adverse events reports, studies that identify biomarkers (objective characteristics that can indicate a particular response to a product or therapy) or other studies or post-marketing experience that produce important additional information about a product. New information added to a product's label can affect its risk-benefit profile, leading to potential recalls, withdrawals, or declining revenue, as well as product liability claims. Sometimes additional information from these studies identifies a portion of the patient population that may be non-responsive to a medicine or would be at higher risk of adverse reactions and labeling changes based on such studies may limit the patient population. The studies providing such additional information may be sponsored by us, but they could also be sponsored by competitors, insurance companies, government institutions, managed care organizations, scientists, investigators, or other interested parties. While additional safety and efficacy information from such studies assist us and healthcare providers in identifying the best patient population for each product, it can also negatively impact our revenues due to inventory returns and a more limited patient population going forward. Additionally, certain study results, especially from head-to-head trials, could affect a product's formulary listing, which could also adversely affect our revenues.

28. Reliance on Third-Party Relationships Reliance on third-party relationships and outsourcing arrangements could adversely affect our business. We utilize third parties, including suppliers, alliances with testing laboratories, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, marketing and certain financial transactional processes. For example, we outsource the day-to-day marketing of our products, and we outsource all DNA testing. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business. Limited reimbursement or insurance coverage of our approved

products, if any, by third party payors may render our products less attractive to customers and healthcare providers.

29. Less than Full Subscription The Company's projected growth, financial condition, and results of operations may be adversely affected, and potentially materially affected, if less than all of the Common Shares offered in this Offering are subscribed for by investors.

30. Future Fundraising; Potential Dilution The capital we propose to raise from this Offering is expected to be sufficient to fund the Company's planned operations and expansion for at least the next twelve months. One of the key factors to the Company's liquidity will be our ability to successfully execute on our plans to increase sales levels and gross margins. Our cash requirements will also depend on numerous other variable factors, including the effectiveness of our marketing, and the timing and quantities of products ordered and purchased by customers. If actual cash flows deviate significantly from projected amounts, additional financing may be required. We cannot offer assurance that additional financing will be available on acceptable terms or at all. If it becomes necessary to issue additional debt or equity securities to raise funds, the ownership percentage of existing shareholders and Preferred Shareholder may be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of Preferred Shares. If needed funds cannot be raised, we may need to substantially reduce our operating expenses, which could adversely affect our ability to implement our business plan and ultimately affect the viability of our operations.

31. No Assurance of Profitability The Company's profitability depends upon our ability to generate revenue through the sale of our products at appropriate prices. We cannot provide assurance that the Company will be able to develop into a successful or profitable business.

32. Broad Discretion in Use of Proceeds We intend to use the net proceeds of this Offering as set forth in this Memorandum. However, we have discretion to adjust the application and allocation of the net proceeds of this Offering in order to address different circumstances and opportunities. As a result, our success will depend upon our discretion and judgment with respect to the application and allocation of the net proceeds of this Offering. Investors in the Preferred Shares will have no right to participate in the management of the Company.

33. The Securities Will Not Be Traded in a Public Market The Preferred Shares we are offering are not liquid and must be held as long-term investments. None of the securities offered have been or will be registered under the Securities Act of 1933, and there will not be any public market for the sale or resale of these securities. Such a public market is not expected to develop unless the Company files a Registration Statement on Form S-1 with the Securities and Exchange Commission that registration statement is declared effective by the SEC, and a public market develops through broker dealers and market makers. Furthermore, even if an investor is able to negotiate a sale of securities to a buyer pursuant to an exemption from applicable securities laws, the lack of a public market will probably significantly impact the price received for the securities.

34. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

35. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

36. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

37. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

38. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

39. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

40. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

41. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

42. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

43. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

44. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other,

the Risk Factors discussed above.

45. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Beyond Wellness Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

We intend to use the funds raised for general working capital purposes which will primarily consist of marketing, general overhead and business infrastructure. Marketing this Offering – $1,300,000 - We have engaged the services of a direct marketing firm that will create marketing content for our offering and advertise our offering on the Internet and social media. General Marketing – $2,500,000 - Sales of our products will be made through our website. To generate sales, we will be marketing our DNA tests on the Internet, social media and cable TV stations using direct response marketing. The general marketing costs will include content creation and the cost of running ads. Product Development - $100,000 – We plan to spend this money to add additional specific DNA tests to our current offering of DNA tests, and in finalizing the packaging and branding of our current products. Equipment Purchases - $50,000 – We plan to use these funds to acquire computer equipment and office furniture for our staff. Future Wages/Overhead – $350,000 - We intend to hire customer service reps, an operations manager, a bookkeeper, a director of marketing and other support staff to service our customers. In addition to wages, we plan to spend money to pay for an office facility and related office overhead in Orange County, California. Software/App/Website - $455,000 – We plan to develop an app that will be integrated into our website so that customers can access the app to review their personal DNA tests, to order additional tests, and to obtain information on DNA markers and indicators for both diagnostic and prescriptive purposes.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$245,000
Marketing this Offering	$9,510	$1,300,000
General Marketing	$0	$2,500,000
Product Development	$0	$100,000
Equipment Purchases	$0	$50,000
Future Wages/Overhead	$0	$350,000
Software/App/Website	$0	$455,000
Total Use of Proceeds	**$10,000**	**$5,000,000**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Beyond Wellness Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $5 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	100,000,000	4,200,000	Yes	One vote per share.
Series A,B,C Preferred	2,200,000	0	Yes	Each holder of Series A,B,C Preferred Stock shall be entitled to a number of votes equal to the number of whole shares of Series A,B,C Preferred Stock such holder owns on the record date, except as otherwise required by law or as set forth herein, and shall have voting rights and powers equal to the voting rights and powers of the Common Stock. Each holder of Series A,B,C Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote with the holders of Common Stock with respect to any matter upon which holders of Common Stock have the right to vote, except as otherwise provided herein and subject to the rights of series of Preferred Stock which may from time to time come into existence.
Preferred Stock	17,800,000	0	No	Terms are currently undesignated.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Common Stock Warrants	Strike price: $0.0001	200,000
Employee Ownership Plan		2,000,000

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

    None of the Company's existing debt is convertible into equity, however, there are 200,000 Common Stock Warrants outstanding and 2,000,000 reserved shares under the Equity Incentive Plan. If these securities get issued or exercised your ownership in the company will be diluted.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

    The Company has granted a perpetual waiver of the transfer restrictions listed in the company bylaws of Beyond Wellness Inc. for all Securities sold in this Offering. The amended articles of incorporation authorized a liquidation preference waterfall establishing that if and upon a liquidation event, which is defined in the Company's articles of incorporation and includes mergers, consolidation, sale of the Company, or other disposition events, that the Company's available assets are to be distributed first to the holders of Series A Preferred Stock at $1.25 per share, then to holders of Series B Preferred Stock at $2.50 per share, then to holders of Series C Preferred Stock at $3.75 per share, and all remaining assets there after ratably to holders of common stock. All preferred stock are convertible into common stock at the holder's election and are automatically convertible to common stock if and upon an initial public offering at a price per share of $5.00 or greater or upon an affirmative hold of the series holders. The preferred stock is redeemable by the Company at any time at a price per share of $1.75, $2.25, or $4.00 for Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, respectively

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute your owenrship. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	Beyond Wellness LLC
Amount Outstanding:	$70,000
Interest Rate:	4.0%
Maturity Date:	March 31, 2024

Other Material Terms:

> The note bears interest at 4%, with the balance due in one lump sum payment on or before the date that is 36 months from the sale date, on March 31, 2024. Interest shall accrue monthly on the principal amount and shall be paid along with the principal on the due date. The Buyer, at its option, may pre-pay the note and accrued interest in full or in part, at any time.

Creditor(s):	MJL Media Corporation
Amount Outstanding:	$75,000
Interest Rate:	8.0%
Maturity Date:	May 8, 2022

Other Material Terms:

> On May 7, 2021, the Company entered into a 1-year loan agreement with MJL Media Corporation for $75,000 due May 8, 2022. The loan accrues interest at a fixed interest rate of 8% annually. The loan is not subject to pre-payment penalties and is unsecured.

25. What other exempt offerings has Beyond Wellness Inc. conducted within the past three years?

Date of Offering:	05/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$50,000
Use of Proceeds:	General and Administrative expenses.
Date of Offering:	05/2021

Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$2,500
Use of Proceeds:	General and Administrative expenses.
Date of Offering:	12/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$284,419
Use of Proceeds:	General and administrative expenses.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Beyond Wellness LLC	Acquired entity	Note Payable	$70,000
Beyond Wellness LLC	Acquired entity	Future Royalty payments	$330,000

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    Beyond Wellness Inc, a Nevada corporation was incorporated on February 11, 2021, for the purpose of acquiring Beyond Wellness LLC. The acquisition was completed on March 31, 2021. As part of that acquisition, Beyond Wellness Inc. acquired the tradename Beyond Wellness, websites, inventory, prepaid expenses, and business know-how. For the period from August 25, 2020 (inception) to December 31, 2020, for the operations of Beyond Wellness LLC, the predecessor to Beyond Wellness Inc., the business received cash proceeds from its sole member of $284,419, which was utilized to pay for an operating loss of $233,479, prepaid expenses of approximately $44,000 and inventory of approximately $5,000. Revenues amounted to $11,809, which generated a gross profit of $5,170. The bulk of the operating expenses were general and administrative costs of $192,008. Sales and marketing costs amounted to $46,641. On March 31, 2021, the Company ("Buyer") entered into an agreement with Beyond Wellness LLC. ("Seller") to buy the Seller's assets for $400,000, with $70,000 in the form of an unsecured note payable and $330,000 in the form of future royalty payments. The note bears interest at 4%, with the balance due in one lump sum payment on or before the date that is 36 months from the sale date, on March 31, 2024. Interest shall accrue monthly on the principal amount and shall be paid along with the principal on the due date. The Buyer, at its option, may pre-pay the note and accrued interest in full or in part, at any time. The royalty portion is to be paid by payment of one dollar ($1.00) on each DNA test purchased by customers, net of refunds, due and payable on a quarterly basis on the last day of the second quarter following the quarter in which the sales were made, up to a maximum royalty of $330,000. On May 3, 2021, the Company authorized the issuance of 4,200,000 of common stock to its founders. On June 11, 2021, the Company amended its articles of incorporation authorizing 100,000,000 shares of $0.0001 par value common stock and 20,000,000 shares of $0.0001 par value preferred stock.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Audit Report: auditreport.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
       1. in connection with the purchase or sale of any security?
       2. involving the making of any false filing with the Commission?
       3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
       1. in connection with the purchase or sale of any security?;
       2. involving the making of any false filing with the Commission?
       3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an

agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

1. at the time of the filing of this offering statement bars the person from:
    1. association with an entity regulated by such commission, authority, agency or officer?
    2. engaging in the business of securities, insurance or banking?
    3. engaging in savings association or credit union activities?

2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Beyond Wellness Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

    Video Transcript: I have discovered what's in my DNA with beyond Wellness and I have a personal health and Wellness report my DNA discovery revealed disease traits and now know are preventable I've decided to become an investor and beyond Wellness because I'm sure many people want the power of their DNA and their hands in my DNA is an investment not only is it important to take care of yourself on the outside but taking care of your inside is just as important introducing beyond Wellness a DNA testing company unlocking the power to understand your DNA personalize your Wellness live a healthier life and deliver the possibility of disease prevention by harnessing the power of DNA sequencing beyond Wellness enters the $14 billion a year global genetic testing market currently only 8% of the total population have taken DNA testing sequence 20,000 genes with DNA testing kits available to everyone DNA testing is a mega trend that is sweeping America according to new research by global market insights beyond Wellness is prepared to lead the charge and now you can take ownership and possibly benefit from the beyond Wellness mission to provide direct to consumer genetic DNA testing to the masses all now to learn more about the investment opportunity with beyond Wellness we create value for our customers value for us toggle you can just imagine as our business grows just like Facebook is extremely scalable we can do the same thing by a company growing getting more customers that is what creates value in a business well there's nothing wrong with investing for the money I like to think that all of our investors also believe in the efficacy of Voltron doing we create value what's in your DNA is investing in your DNA not often do many had the opportunity to take ownership in a biotech company call now to learn more about the investment opportunity with beyond Wellness and find out if investing is in your DNA.

    The following documents are being submitted as part of this offering:

    Governance:
       Certificate of Incorporation: certificateofincorporation.pdf
       Corporate Bylaws: corporatebylaws.pdf
    Opportunity:
       Offering Page JPG: offeringpage.jpg
       Pitch Deck: pitchdeck.pdf
    Financials:
       Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

    Once posted, the annual report may be found on the issuer's web site at: beyondwellness.io

    The issuer must continue to comply with the ongoing reporting requirements until:

    ▪ the issuer is required to file reports under Section 13(a) or Section 15(d) of the

Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.